EXHIBIT 99.1

POET Technologies Appoints Dr. Bardia Pezeshki and Jean F. Rankin to Board of Directors as Long-serving Director, Jean-Louis Malinge Resigns

TORONTO, Aug. 03, 2026 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (NASDAQ: POET), the designer and developer of Photonic Integrated Circuits (PICs), light sources and optical modules for the AI and data center markets, today announced the appointments of Dr. Bardia Pezeshki and Jean F. Rankin to its Board of Directors, effective August 1, 2026. The new directors will serve until the Company’s next annual meeting of shareholders or until their successors are duly elected or appointed. In addition, the Company accepted the resignation, for personal reasons, of Jean-Louis Malinge, who has served on the board of POET Technologies since 2017. Mr. Malinge’s resignation was effective August 1, 2026.

Dr. Pezeshki is a technology executive, entrepreneur and recognized innovator in optical communications, semiconductor devices and advanced interconnect technologies. Most recently, he served as Founder, Chief Executive Officer and Chief Technology Officer of Avicena Tech, where he pioneered micro-LED-based optical interconnect solutions for artificial intelligence and high-performance computing systems. He previously founded and led Kaiam Corporation and Santur Corporation, commercializing advanced optical transceivers and tunable laser technologies for data center and telecommunications applications. Earlier in his career, Dr. Pezeshki held senior research and development positions at SDL Inc. and IBM’s T.J. Watson Research Center. He holds a Ph.D. in Electrical Engineering from Stanford University and a Bachelor of Science in Physics from Harvey Mudd College.

Ms. Rankin is an experienced public company director and former senior legal executive with extensive expertise in corporate governance, intellectual property, mergers and acquisitions, securities regulation and executive compensation. She currently serves on the Board of Directors of InterDigital, Inc., where she chairs the Compensation Committee and is a member of the Nominating and Governance Committee. She previously served on the Board of Directors of Resonant, Inc., including as Chair of its Compensation Committee and as a member of its Audit and Nominating and Governance Committees. Ms. Rankin also served as Executive Vice President, Secretary and General Counsel of LSI Corporation and Agere Systems Inc., following senior legal roles at Lucent Technologies and AT&T. She holds a Juris Doctor, cum laude, from the University of Pennsylvania Law School and a Bachelor of Arts with High Distinction from the University of Virginia.

POET’s Chairman and Chief Executive Officer, Dr. Suresh Venkatesan, commented: “We are pleased to welcome Bardia and Jean to POET’s Board of Directors. Bardia brings exceptional technical and commercial expertise in photonics, optical interconnects and semiconductor innovation, together with a proven record of building and scaling technology businesses. Jean brings extensive public company, legal and governance experience, including significant expertise in intellectual property, strategic transactions and executive oversight. Their complementary experience will be highly valuable as POET advances the commercialization of its technology and expands its position in the rapidly growing artificial intelligence and data center markets.”

Dr. Venkatesan continued, “On behalf of the Company and myself, I would like to express my deep gratitude to Jean-Louis for his tireless service on our board of directors over the past nine years. As an entrepreneur turned venture capitalist, Jean-Louis understood better than most the challenges of founding a company, turning an idea into new technology, and maintaining a singular vision of what that company could become. Our board, management team, employees, shareholders and I owe him a profound debt of gratitude for helping make POET the company it is today.”

RSU Grant
In connection with their appointments to the Board of Directors, Dr. Pezeshki and Ms. Rankin will each receive restricted stock units (“RSUs”) in accordance with the Company’s established director compensation program and the provisions of the Company’s omnibus incentive plan. Both directors have been awarded 21,460 RSUs which will vest on June 26, 2027. The RSUs were granted subject to provisions of the Company’s 2026 Omnibus Incentive Plan.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers. POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET's Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications. POET is headquartered in Toronto, Canada, with operations in Singapore, Penang, Malaysia and Shenzhen, China. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Cautionary Note Regarding Forward-Looking Information
This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "advances", "significant”, "commercialization", "expands" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include, without limitation, the Company's expectations with respect to its ability to advance customer and prospective customer relationships, its intentions to ramp production, its deployment of capital, its ability to secure supply chain partnerships, to increases sales, recruit new staff, and the Company’s ability overall to advance its business objectives. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, potential changes in the Company’s capital needs, changes in the technological or macroeconomic environment that results in demand for the Companies products being less than expected, changes in production requirements, inability to source and install capital equipment, inability to find and recruit new staff or to qualify and deliver its products on time, and risks that the Company will not be able to identify or consummate suitable acquisitions and/or partnerships and risks relating to the integration and success of any acquisitions and/or partnerships that are consummated.

For further information concerning these and other risks and uncertainties, refer to the Company's filings on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. Prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise the forward-looking information and statements except as required by applicable securities laws.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075